650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

June 3, 2013

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs
Maryse Mills-Apenteng
Gabriel Eckstein
Patrick Gilmore
Jamie John

Re:	Gigamon Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed June 3, 2013
File No. 333-182662

Ladies and Gentlemen:

On behalf of Gigamon Inc. (the “Company”), we hereby transmit for filing via EDGAR Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form S-1 (Registration No. 333-182662) (the “Registration Statement”) for reference by the staff (the “Staff”) of the Securities and Exchange Commission. The Company has revised the Registration Statement to reflect the conversion of the Company from a Delaware limited liability company into a Delaware corporation and the changing of its name from Gigamon LLC to Gigamon Inc., all of which occurred on May 31, 2013.

As previously undertaken by the Company in response to the Staff’s Comment No. 4 in its letter dated August 9, 2012 and Comment No. 1 in its letter dated October 3, 2012, the Company hereby confirms that:

•

The Company has filed Amendment No. 5 under its new corporate form and name, Gigamon Inc., and has updated the Registration Statement cover page, signature page and other relevant disclosure accordingly;

•

All of the Company’s directors, as well as the Company’s principal executive officer, principal financial officer and principal accounting officer, have signed Amendment No. 5 in their capacities as officers and directors of Gigamon Inc.; and

•	The Company has filed an opinion of counsel as Exhibit 5.1 to Amendment No. 5, based on the form of opinion previously filed as Exhibit 5.1 to the Registration Statement.

For the Staff’s reference, we also will send via overnight courier a copy of Amendment No. 5 marked to show all changes from Amendment No. 4 to the Registration Statement filed on May 29, 2013.

AUSTIN  BRUSSELS  GEORGETOWN, DE  HONG KONG  NEW YORK  PALO ALTO  SAN DIEGO  SAN FRANCISCO  SEATTLE  SHANGHAI  WASHINGTON, DC

Securities and Exchange Commission

June 3, 2013

Should you have any questions, please do not hesitate to contact the undersigned at (650) 493-9300.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Rezwan D. Pavri

Rezwan D. Pavri

Enclosures

cc (w/encl.):	Paul A. Hooper
Paul B. Shinn
Gigamon Inc.

Jeffrey D. Saper
Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline
Anthony J. McCusker
Goodwin Procter LLP

Danny Wallace
PricewaterhouseCoopers LLP